14041178

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
MAR 13 2014
Washington DC
405

SEC FILE NUMBER
8-67016

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pragma Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 Park Avenue South, 20th Floor
(No. and Street)

New York	New York	10010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Salvatore Giardina 917-484-8307
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name – *if individual, state last, first, middle name*)

1212 Avenue of the Americas	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

RECEIVED 2014 JUL 18 AM 11:04

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Salvatore Giardina, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pragma Securities, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

MARTIN NOWAK
Notary Public - State of New York
NO. 01NO6277482
Qualified in New York County
My Commission Expires 3/11/2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRAGMA SECURITIES, LLC

Index

COHN REZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Independent Auditor's Report

The Member
Pragma Securities, LLC

We have audited the accompanying statement of financial condition of Pragma Securities, LLC (the Company), a wholly-owned subsidiary of Pragma Weeden Holdings, LLC, as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to this financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Pragma Securities, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

CohnReznick LLP

New York, New York
March 11, 2014

PRAGMA SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$6,859,673
Due from clearing broker	100,076
Other receivables	957,630
Due from affiliate	9,948
Fixed assets, net	1,291,293
Capitalized software, net	2,316,723
Restricted cash	820,662
Prepaid expenses and other assets	581,622
Total	$12,937,627

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accrued compensation	$1,976,812
Due to Parent and affiliates	58,523
Accrued expenses and other liabilities	387,615
Deferred rent	286,870
Total	2,709,820
Commitments	
Member's equity	10,227,807
Total	$12,937,627

See Notes to Statement of Financial Condition.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1 - Organization and nature of business:

Pragma Securities, LLC (the "Company"), a New York Limited Liability Company, is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investors Protection Corporation.

The Company is a wholly-owned subsidiary of Pragma Weeden Holdings LLC ("PWH" or the "Parent"). The majority owners of the Parent are Weeden Investors, L.P. ("WILP") and Pragma Group Investors LLC ("PGI").

The Company provides algorithmic trading services in exchange for commissions and fees to institutional clients, other broker-dealers and securities exchanges.

The majority of the Company's commission revenues are from a commission-sharing arrangement with Weeden & Co., L.P. ("Weeden"), a subsidiary of WILP. Under this agreement, the Company provides algorithmic trading services to Weeden in exchange for the net commission profits earned by Weeden for its customers' usage of the Company's algorithmic trading system. The Company also provides algorithmic trading services to Weeden for its proprietary use, on a per-share basis.

The Company may execute securities transactions for its customers as an introducing broker and has an agreement with another broker-dealer ("clearing broker") to clear transactions, carry customers' accounts on a fully disclosed basis and perform record keeping functions for the Company's customers.

Note 2 - Significant accounting policies:

Cash and cash equivalents:

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains its cash and cash equivalents with high-credit quality financial institutions. At times, such amounts may exceed federally-insured limits.

Fixed assets:

Fixed assets are stated at cost, less accumulated depreciation. Depreciation of computer equipment, furniture, fixtures, equipment and computer software is provided on the straight-line method over the estimated useful lives of the related assets, which are approximately three to five years. Leasehold improvements are amortized on a straight-line basis over the lease term. Maintenance and repairs are charged to expense as incurred and improvements that extend asset lives are capitalized.

Note 2 - Significant accounting policies (continued):

Capitalized software:

Substantially all of the Company's computer software is for internal use, as defined. The Company accounts for costs incurred in connection with the development of software in accordance with guidance on accounting for the costs of computer software developed for internal use, as prescribed by accounting principles generally accepted in the United States of America ("GAAP").

The Company capitalizes compensation costs incurred during the application development stage of internally-developed software or incurred in order to modify such software solely to meet the Company's internal needs. The costs of upgrades and enhancements to the Company's software are also capitalized if it is probable that those expenditures will result in additional functionality. Related research and development costs are charged to expense as incurred. In addition, during the software's development or modification, no substantive plan exists or is in the process of being developed to market the software externally. The Company amortizes capitalized software costs on a straight-line basis over a five-year period, which for accounting purposes, is the estimated economic life of the software.

Capitalized software costs are reviewed for potential impairment whenever events or circumstances indicate that their carrying amounts may not be recoverable. During the year ended December 31, 2013, management determined that no impairment adjustment related to these capitalized costs was necessary.

Deferred rent:

The Company recognizes rent expense for operating leases on a straight-line basis (including the effect of reduced or free rent and other lease incentives such as construction cost reimbursements, and contractually obligated rent escalations) over the lease terms.

Use of estimates:

The preparation of this financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition:

Commission income and related clearing expenses are recorded on a trade-date basis.

Note 2 - Significant accounting policies (concluded):

Stock-based compensation:

Under the Parent's PWH Membership Interest Option Plan (the "PWH Plan") Company employees, directors and consultants may be granted options to purchase PWH Class B Units. The options are only exercisable if there is a liquidity event, as defined. The options terminate based on the terms of the plan and each optionholder's option agreement, which is generally upon or subsequent to the termination of an optionholder's employment. Unless there is certainty of a liquidity event in the near future, there is no compensation expense recorded upon the issuance of these options.

Income taxes:

The Company is a limited liability company and, as such, is treated as a partnership for income tax purposes. Accordingly, the income of the Company is taxable to its ultimate members based on their respective percentage ownerships of the Company. In addition, the Company files a New York City unincorporated business tax ("UBT") return. The Company files consolidated/combined federal and state and UBT income tax returns with the Parent. For accounting purposes, the UBT expense, as calculated using the various allocation factors, is pushed down to the Company as it is PWH's primary operating entity. Deferred income taxes are not material.

The Company has no unrecognized tax benefits at December 31, 2013. The Company's federal, and state income tax returns prior to fiscal year 2010 are closed and the Company's management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Parent is currently undergoing a UBT examination for tax years 2009 and 2010 and as such has consented to extend the statute of limitations for this examination to April 30, 2015.

The Company recognizes interest and penalties associated with uncertain tax positions as part of the income tax provision and if applicable, includes accrued interest and penalties with the related tax liability in the statement of financial condition.

Subsequent events:

The Company has evaluated subsequent events through March 11, 2014, which is the date the financial statement was issued.

Note 3 - Due from clearing broker:

The Company has a clearing agreement with a clearing broker which has committed to provide the clearing and depository operations for the Company's securities execution transactions. Pursuant to the clearing agreement, the Company is obligated to maintain a deposit of $100,000. This deposit is included in Due from clearing broker in the statement of financial condition.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

Note 4 - Other receivables:

Other receivables represent commissions receivable from brokers, hedge funds, and securities exchanges relating to the use of the Company's algorithmic trading software. Other receivables are stated at the amount that management expects to collect on the outstanding balances. Approximately 79% of Other receivables at December 31, 2013 were from three customers. The Company's management determines an allowance for doubtful accounts based on its assessment of the collectability of individual accounts. The Company considers factors such as historical experience, credit quality, age of balances and current economic conditions that may affect collectability in determining the allowance for doubtful accounts. Based on the review of other receivables as of December 31, 2013, management determined that an allowance for doubtful accounts is not necessary.

In 2012, the Company entered into a License Agreement with its sublandlord, whereby the Company subleases a portion of its office to the sublandlord. As of December 31, 2013, there was no outstanding receivable from the sublandlord related to this License Agreement.

In 2013, the Company entered into a service agreement with one of its affiliates, whereby the Company provided certain workstations in its office to this affiliate. As of December 31, 2013, the Company had a receivable of $6,419 related to this service agreement.

Note 5 - Fixed assets:

At December 31, 2013, fixed assets are comprised of:

	Acquisition Value	Accumulated Depreciation	Net Book Value
Computer equipment	$2,756,915	$2,172,024	$584,891
Computer software	256,235	217,115	39,120
Furniture, fixtures and equipment	201,715	90,889	110,826
Leasehold improvements	650,333	93,877	556,456
Totals	$3,865,198	$2,573,905	$1,291,293

Note 6 - Capitalized software:

At December 31, 2013, the Company has $5,284,731 of capitalized software, $1,332,383 of which was capitalized during the year ended December 31, 2013. Accumulated amortization of capitalized software as of December 31, 2013 is $2,968,008.

Capitalized software consists of an allocation of compensation costs incurred for certain employees, for their services rendered during the application development stage of internally-developed software or to modify such software solely to meet the Company's internal needs. Compensation costs incurred in the preliminary project stage, as well as costs relating to training, data conversion and maintenance during the post-implementation/operation stage are expensed as incurred.

Note 7 - Financial statement with off-balance sheet risk:

The Company does not carry accounts for customers or perform custodial functions related to customers' securities. During 2013, the Company did not execute customer securities transactions. Instead, it provided algorithmic trading tools to its customers to use to direct securities transactions to other brokers and execution venues. Should the Company execute securities transactions for customers in the future, the Company would introduce all of its customer transactions to its clearing broker, which agreed to maintain the customers' accounts and clears such transactions. These activities would have the potential to expose the Company to off-balance-sheet risk in the event that customers or other brokers did not fulfill their contracted obligations to deliver cash or securities to the clearing broker, as the Company agreed to indemnify its clearing broker for any resulting losses. If the Company were to resume executing transactions for customers, it would continually assess the risk associated with each customer and broker and record an estimated loss if management believed collection from the customer or broker is unlikely.

The Company's customer securities activities would be transacted on a delivery vs. payment basis. The Company would not extend margin to its customers.

The clearing operations for the customers' securities would be provided by one clearing broker, a large financial institution. The Company would be subject to credit risk should this clearing broker be unable to fulfill its obligations.

The Company maintains cash in bank deposit accounts, which usually exceeds federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Note 8 - Net capital requirement:

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1(the "Rule"), which requires the maintenance of minimum regulatory net capital and further requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15:1. In addition, the Rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10:1.

The Company has elected the alternative net capital method permitted by Rule 15c3-1, which requires the Company to maintain a minimum net capital of $250,000, but eliminates the need to calculate aggregate indebtedness. At December 31, 2013, the Company had regulatory net capital of $6,000,931, which was $5,750,931 in excess of its required minimum regulatory net capital of $250,000.

Note 9 - Related party transactions:

The Company has a commission-sharing agreement with Weeden. Under this agreement, the Company provides algorithmic trading services to Weeden in exchange for the net commission profits earned by Weeden for its customers' usage of the Company's algorithmic trading system. The Company also provides algorithmic trading services to Weeden for its proprietary use, on a per-share basis.

As of December 31, 2013, the Company has a payable to Weeden in the amount of $20,773, which is reflected in Due to Parent and affiliates in the statement of financial condition.

The Company has engaged a consulting firm (the "Consultant") owned by one of PWH's directors to provide management and industry consulting services to the Company on a year-to-year basis. As of December 31, 2013, the Company had accrued fees payable to Consultant in the amount of $13,750, which is reflected in Due to Parent and affiliates in the statement of financial condition.

As of December 31, 2013, due to Parent consists of $24,000 related to the Company's portion of the UBT and is reflected in Due to Parent and affiliates in the statement of financial condition.

The Parent has an investment in a start-up entity that is working on developing software to be used by other companies in the financial services industry (the "Affiliate"). On July 1, 2011, the Company entered into a direct finance equipment lease with the Affiliate for a term of three years, where the Affiliate would retain the equipment at the end of the lease term. The Affiliate also had the option at any time during the lease term to purchase the leased equipment for the remaining principal balance. The Affiliate exercised this option during 2013 and purchased the equipment for the remaining principal balance of $33,794.

Note 9 - Related party transactions (concluded):

For the year ended December 31, 2013, the Company received lease payments from the Affiliate of $38,335 in aggregate, excluding the purchase referred to above. At December 31, 2013, the amount due from the Affiliate for various expenses was $9,948 and is reflected in Due from affiliate on the statement of financial condition.

Note 10- Commitments:

As of December 31, 2013, the Company was in the process of relocating its New York City office and as such, was obligated under two non-cancelable lease agreements for office space. The Company took possession of the new office space in November 2013 and commenced construction to build out the office space. The lease for the existing office space expires in March 2014 and the lease for the new office space expires on December 31, 2024. The leases have provisions for escalations based on specified increases in costs incurred by the landlords.

Minimum lease payments, exclusive of escalation charges, are as follows for years ending December 31:

2014	$ 248,341
2015	589,436
2016	602,698
2017	616,259
2018	630,125
Thereafter	4,286,269
Total	$ 6,973,128

To induce the Company to enter into the lease for its new office, the landlord provided the Company with lease incentives including rent abatements and a construction allowance of $744,820 to build out the office space to the Company's specifications.

As of December 31, 2013, the difference between cash paid to the landlords and the amount recognized as rent expense on a straight-line basis, was $86,086 and is included in Deferred rent in the statement of financial condition. As of December 31, 2013, the Company's lease incentive obligation, which is comprised of $208,845 in requisitions submitted to the landlord relating to the construction allowance, net of accumulated amortization, was $200,784 and is also included in Deferred rent in the statement of financial condition.

At December 31, 2013, the Company has utilized two letters of credit in the amount of $427,500 and $391,904 which are collateralized by $428,480 and $392,182, respectively, in bank savings accounts and are reflected as Restricted cash on the statement of financial condition. These letters of credit are used as collateral for the Company's office space leases.

Note 10- Commitments (concluded):

Pursuant to the lease agreement for the Company's existing office space, the requirement to maintain the $427,500 letter of credit facility expires on May 12, 2014. The lease agreement for the Company's new office space requires the Company to maintain a letter of credit facility in the amount of $391,904 through November 18, 2018, $293,928 through November 18, 2020, and $195,952 through January 31, 2025.

Note 11- Employee equity and benefit plans:

Certain employees of the Company participate in the PGI Option Plan (the "PGI Plan") sponsored by PGI that provides for the granting of unit options to purchase membership interests in PGI to certain employees, directors and consultants, at its discretion.

The options issued under the PGI Plan had various vesting periods ranging from 26-48 months, expiring after the employee's termination date. The unit options were valued by PGI as of the date of grant, using the Black-Scholes formula, with a weighted-average volatility of 30.9% and a term of four years. During the year ended December 31, 2013, there were no options granted, forfeited or exercised. As of December 31, 2013, the PGI Plan had 1,000 unit options outstanding, each with an exercise price of $132.59, and all of which were exercisable. As of December 31, 2013, there are no non-vested costs. There were no options issued by PGI since 2007, therefore the Company did not recognize any compensation costs relating to the PGI Plan during 2013.

Effective January 1, 2013, PWH entered into an agreement, as amended, which provided certain of the Company's senior management employees the opportunity to purchase PWH Class A units at book value. PWH sold 218,000 Class A units, in total, to these employees at $3.60 per unit in exchange for promissory notes. The promissory notes provide for interest at the rate of 0.87% per annum and mature on December 31, 2021. Fifty percent of all profits distributions are withheld and applied against the outstanding accumulated loan interest and principal.

As of December 31, 2013, the balance of the outstanding loans and accumulated interest was $746,450, which is fully collateralized by the employees' outstanding PWH Class A units. In addition, PWH has the right, but not the obligation, to repurchase these units from the employees after termination of their employment. This right is not effective until after a certain number of years as provided for in each agreement, as amended, ranging from 5 to 10 years, except if the termination is for cause (as defined), in which case the Company has the immediate right to repurchase the units. The redemption price per unit is equal to the book value of a Class A unit as of the effective date of termination. After reviewing the terms of the agreements with respect to Accounting Standards Codification ("ASC") No. 718, the Company's management concluded that the issuance of these Class A units is not compensatory. The balance of the employee's outstanding accumulated loan interest and principal, if any, must be deducted from the proceeds. In addition, the Company has the right to defer the payment of the proceeds to the terminated employee for up to six months, or even

Note 11- Employee equity and benefit plans (continued):

longer if the termination is for cause or if the Company needs to obtain regulatory approval for such distribution.

Certain employees of the Company participate in the PWH Plan, which provides for the granting of unit options to purchase membership interests in PWH to certain employees, directors and consultants, at its discretion. The PWH Plan also permits the Company to offer its employees, directors and consultants, the opportunity to purchase Class B units at a discount equal to 70% of the Class A book value.

Class B Units have no voting rights and collectively, share in one percent of the profits or losses of the Parent. Upon a liquidity event, as defined, Class B Units have the same profit participation rights, based on the aggregate number of outstanding Class A and Class B Units. In addition, Class B Units have a minimum holding period of six months. After reviewing the PWH Plan with respect to ASC No. 718, the Company's management concluded that the issuance of Class B units is not compensatory.

Option activity related to PWH Class B unit options and related information for the year ended December 31, 2013 is as follows:

	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2012	289,024	$3.35
Granted	38,100	$3.60
Forfeited or expired	(194,834)	$3.38
Exercised	-	
Outstanding at December 31, 2013	132,290	$3.38

The options issued under the PWH Plan are fully-vested upon grant and only exercisable if there is a liquidity event, as defined. The options only terminate upon the termination of an optionholder's employment based on the specific terms of the PWH Plan and each optionholder's agreement. Due to the uncertainty of a liquidity event in the near future, there was no compensation expense recorded relating to these options.

Note 11- Employee equity and benefit plans (concluded):

PWH Class B units sold by PWH to the Company's employees and consultants, and related information for the year ended December 31, 2013 is as follows:

	Number of Units	Weighted Average Price per unit
Outstanding at December 31, 2012	134,500	$1.00
Issued	-	
Redeemed	(36,000)	$1.44
Outstanding at December 31, 2013	98,500	$1.00

The Company participates in a defined contribution plan (the "PEO Plan") through a professional employer organization under which the Company outsources payroll, benefits and human resources administration for the benefit of the Company's employees.